The Board of Directors
PHH Corporation

     We consent to the incorporation by reference in Form 8-K of HFS Incorporated dated May 14, 1997, of our report dated May 17, 1996, except for the note on capital stock as to which the date is June 24, 1996, with respect to the consolidated balance sheets of PHH Corporation and subsidiaries as of April 30, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1996.

     Our report contains an explanatory paragraph that states that the company adopted the provisions of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," in 1996.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

Baltimore Maryland
May 14, 1997